Exhibit 99.1

Sol-Gel Technologies Announces Agreements with Perrigo Company for Three
New Generic Product Candidates

Generic Product Collaborations between the Companies Now Cover Ten Products

NESS ZIONA, Israel, June 29, 2020 (GLOBE NEWSWIRE) – Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases, today announced that it has entered into collaborative agreements with Perrigo Company plc (“Perrigo”) (NYSE; TASE: PRGO), for the development, manufacturing and commercialization of three new, generic product candidates.

Consistent with Sol-Gel’s prior agreements with Perrigo, Perrigo will seek regulatory approval with the U.S. Food and Drug Administration (“FDA”) for these generic product candidates. If approved by the FDA, Perrigo will lead the commercialization efforts for the generic product candidates in the United States. Sol-Gel and Perrigo will share the development costs and any gross profits generated from potential sales of the generic product candidates.

“Just a year ago, Sol-Gel entered into a seventh agreement with Perrigo to develop, manufacture and commercialize two generic formulations and we are thrilled to now expand the collaboration to cover these three, new product candidates,” stated Dr. Alon Seri-Levy, Chief Executive Officer of Sol-Gel. “Our collaboration with Perrigo is generating meaningful revenue for Sol-Gel as we continue to focus on the submission and commercialization of our own branded product candidates Epsolay® and Twyneo®, which we expect to file NDAs for in the second quarter and second half of this year, respectively.”

Separately, Sol-Gel notes that Bausch Health Companies, Inc. (NYSE:BHC) filed a patent infringement action regarding Perrigo’s  Abbreviated New Drug Application (“ANDA”) for a generic version of Bryhali® (halobetasol propionate) lotion, 0.01%, for the treatment of plaque psoriasis in adults.  The halobetasol propionate lotion, 0.01%, development is covered under a previous collaboration between Sol-Gel and Perrigo.

About Sol-Gel Technologies

Sol-Gel is a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel leverages its proprietary microencapsulation technology platform for Twyneo, for the treatment of acne vulgaris, and Epsolay, for the treatment of papulopustular rosacea. The Company’s pipeline also includes SGT-210, an early-stage topical epidermal growth factor receptor inhibitor, erlotinib, for the treatment of palmoplantar keratoderma, and preclinical assets tapinarof and roflumilast. For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the timing of the submission of an NDA for Epsolay and an NDA for Twyneo and the development of our generic product candidates in collaboration with Perrigo. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectation and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, risks relating to the effects of COVID-19 (coronavirus), the timing of a launch of a branded tapinarof product and the launch of a branded topical roflumilast in the U.S., risks related to the timing of the submission of an NDA for Epsolay and an NDA for Twyneo as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 24 , 2020 and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements.

For further information, please contact:

Sol-Gel Contact:
Gilad Mamlok
Chief Financial Officer
+972-8-9313433

Investor Contact:
Lee M. Stern
Solebury Trout
646-378-2922
lstern@soleburytrout.com